                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                               Gene Medicine, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    368707105
                                 (CUSIP Number)

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [  ]  Rule 13d-1 (b)
  [  ]  Rule 13d-1 (c)
  [  ]  Rule 13d-1 (d)



                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.368707105                   13G


     1      NAMES OF REPORTING PERSONS/   BIOTECHNOLOGY INVESTMENT GROUP, L.L.C.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            06-141-5704

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a) X
                                                                          (b)| |
     3      SEC USE ONLY



     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

  NUMBER OF        5        SOLE VOTING POWER
   SHARES
BENEFICIALLY       6        SHARED VOTING POWER
  OWNED BY
    EACH                    974,771
  REPORTING
   PERSON          7        SOLE DISPOSITIVE POWER
    WITH
                   8        SHARED DISPOSITIVE POWER

                            974,771

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            974,771

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             | |

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                6.69%

    12      TYPE OF REPORTING PERSON

            Limited Liability Company

CUSIP No. 368707105                    13G


     1      NAMES OF REPORTING PERSONS/                   SCHRODERS INCORPORATED
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            13-2621402

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a) X
                                                                          (b)| |
     3      SEC USE ONLY


     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                   5        SOLE VOTING POWER

  NUMBER OF        6        SHARED VOTING POWER
   SHARES
BENEFICIALLY                35,714
  OWNED BY
    EACH           7        SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH
                   8        SHARED DISPOSITIVE POWER

                            35,714

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            35,714

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             | |

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                .0024%

    12      TYPE OF REPORTING PERSON

            Corporation

CUSIP No. 368707105                   13G


     1      NAMES OF REPORTING PERSONS/          COLLINSON HOWE VENTURE PARTNERS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            13-3548019

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a) X
                                                                          (b)| |
     3      SEC USE ONLY


     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                   5        SOLE VOTING POWER

  NUMBER OF        6        SHARED VOTING POWER
   SHARES
BENEFICIALLY                1,022,864
  OWNED BY
    EACH           7        SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH
                   8        SHARED DISPOSITIVE POWER

                            1,022,864

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,022,864

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             | |

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            7%

    12      TYPE OF REPORTING PERSON

            Corporation

CUSIP No. 368707105                   13G


     1      NAMES OF REPORTING PERSONS/                     JEFFREY J. COLLINSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            ###-##-####

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a) X
                                                                          (b)| |
     3      SEC USE ONLY



     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

                   5        SOLE VOTING POWER

  NUMBER OF                 7,713
   SHARES
BENEFICIALLY       6        SHARED VOTING POWER
  OWNED BY
    EACH                    1,022,864
  REPORTING
   PERSON          7        SOLE DISPOSITIVE POWER
    WITH
                            7,713

                   8        SHARED DISPOSITIVE POWER

                            1,022,864

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,022,864

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             | |
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            7%

    12      TYPE OF REPORTING PERSON

            Individual

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CUSIP No. 368707105                   13G


     1      NAMES OF REPORTING PERSONS/                       INDIAN CHASE, INC.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            06-1348932

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a) X
                                                                          (b)| |
     3      SEC USE ONLY


     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                   5       SOLE VOTING POWER

  NUMBER OF                4,666
   SHARES
BENEFICIALLY       6       SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING
   PERSON          7        SOLE DISPOSITIVE POWER
    WITH
                            4,666

                   8        SHARED DISPOSITIVE POWER



     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,666

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             | |

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            .0003%

    12      TYPE OF REPORTING PERSON

            Corporation

Item 1(a)         Name of Issuer:           GeneMedicine, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           8301 New Trails Drive
                           The Woodlands, TX 77381-4248

Item 2(a)         Name of Person Filing:

                           Biotechnology Investment Group, L.L.C.
                           Schroders Incorporated
                           Collinson Howe Venture Partners, Inc.
                           Jeffrey J. Collinson
                           Indian Chase, Inc.

Item 2(b)         Address of Principal Business Offices or, if none, Residence:

                           c/o Collinson Howe Venture Partners, 1055 Washington Blvd, Stamford, CT 06901 - Biotechnology Investment Group
                           787 Seventh Avenue, New York, NY 10019 - Schroders Incorporated
                           1055 Washington Blvd, Stamford, CT 06901 - Jeffrey J. Collinson
                           611 Atlantic Avenue, Westerly, RI 02891 - Indian Chase, Inc.

Item 2(c)           Citizenship

                           Biotechnology Investment Group is a Delaware limited liability company. Schroders Incorporated is a Delaware corporation. Collinson Howe Venture Partners is a Delaware corporation. Jeffrey J. Collinson is a US Citizen. Indian Chase, Inc. is a Delaware corporation.

Item 2(d)         Title of Class of Securities:

                           Common Stock

Item 2(e)         CUSIP Number:   368707105

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  (a)  [ ] Broker or Dealer registered under Section 15 of
                           the Act

                  (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

                  (c)  [ ] Insurance Company as defined in Section 3(a)(19)
                           of the Act

                  (d)  [ ] Investment Company registered under Section 8 of
                           the Investment Company Act

                  (e)  [ ] Investment Adviser registered under Section 203
                           of the Investment Advisers Act of 1940

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
                  (f)  [ ] Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                           Section 240.13d-1(b)(1)(ii)(F)

                  (g)  [ ] Parent Holding Company, in accordance with
                           Section 240.13d-1(b)(ii)(G)

                  (h)  [ ] Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(H) Not Applicable.

Item 4.           Ownership.

              (a)  Amount Beneficially Owned:

              Biotechnology Investment Group, L.L.C. ("BIG") is a limited liability company which was created to acquire, hold, protect, manage and dispose of equity, debt and derivative securities of biotechnology and other companies. Most of the shares of common stock held by BIG were acquired in January 1995 from The Edward Blech Trust ("EBT"). The sole beneficiary is the minor child of David Blech, founder, former Director and shareholder of the Company. The present members of BIG are (I) the managing member, Collinson Howe Venture Partners, ("CHVP"), an investment management firm of which Jeffrey J. Collinson is President, director and majority shareholder, (ii) EBT, and (iii) Wilmington Trust Company ("WTC"), as voting trustee under a voting trust agreement (the "Voting Trust Agreement") among WTC, BIG and Bio Holdings, L.L.C. ("Holdings"). The managing member of BIG is CHVP. The members of BIG share voting and investment power with respect to all shares held of record by BIG. All of the shares held of record by BIG have been pledged as collateral to Citibank, N.A. ("Citibank") to secure indebtedness owed to such bank. Each of Citibank and Holdings has the right pursuant to the Voting Trust Agreement to direct certain actions of WTC as a member of BIG. WTC, as the member holding a majority interest in Holdings, has the right to direct the actions of Holdings under the Voting Trust Agreement. Citibank, pursuant to a separate voting trust agreement among WTC, David Blech and Holdings, has the right to direct the actions of WTC as a member of Holdings with respect to the rights of Holdings under the Voting Trust Agreement. By virtue of their status as members of BIG, each of CHVP and EBT may be deemed to be the beneficial owner of all shares held of record by BIG. By virtue of his status as the majority owner and controlling person of CHVP, Jeffrey J. Collinson may also be deemed the beneficial owner of all shares held of record by BIG. Each of CHVP, EBT and Mr. Collinson disclaims beneficial ownership of shares held by BIG except to the extent of such person's interests.

              Schroders Incorporated is a corporation of record holding 35,714 shares of Common Stock. Mr. Collinson acts as attorneys-in-fact for this corporation and shares the power to direct the voting and disposition of the Common Stock he may be deemed to beneficially own such shares. Mr. Collinson disclaims beneficial ownership of the Common Stock held by Schroders Incorporated, except to the extent of his proportionate interest therein.

              Indian Chase, Inc. is a corporation of record holding 4,666 shares of Common Stock. Mr. Collinson has voting and investment powers for Indian Chase, Inc. and has a beneficial interest in Indian Chase, Inc.

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         (b)  Percent of Class:

              Biotechnology Investment Group, L.L.C. - 6.69%
              Schroders Incorporated - .0024%
              Collinson Howe Venture Partners - 7%
              Jeffrey J. Collinson - 7%
              Indian Chase, Inc. - .0003%

         (c) Number of shares as to which such person has:

             (i)       Sole power to vote or to direct the vote

                       Jeffrey J. Collinson 7,713
                       Indian Chase, Inc. - 4,666

             (ii)      Shared power to vote or to direct the vote

                       Biotechnology Investment Group, L.L.C. - 974,771 Schroders Incorporated - 35,714
                       Collinson Howe Venture Partners - 1,022,864

             (iii)     Sole power to dispose or to direct the disposition of

                       Jeffrey J. Collinson - 7,713
                       Indian Chase, Inc. - 4,666

             (iv)      Shared power to dispose or to direct the disposition of

                       Biotechnology Investment Group, L.L.C. - 974,771 Schroders Incorporated - 35,714
                       Collinson Howe Venture Partners - 1,022,864

Item 5.           Ownership of Five Percent or Less of a Class.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Biotechnology Investment Group, L.L.C.- 6.69%. Biotechnology Investment Group, L.L.C. ("BIG") is a limited liability company which was created to acquire, hold, protect, manage and dispose of equity, debt and derivative securities of biotechnology and other companies. The present members of BIG are (I) the managing member, Collinson Howe Venture Partners, ("CHVP"), an investment management firm of which Jeffrey J. Collinson is President, director and majority shareholder,
                  (ii) EBT, and (iii) Wilmington Trust Company ("WTC"), as voting trustee under a voting trust agreement (the "Voting Trust Agreement") among WTC, BIG and Bio Holdings, L.L.C. ("Holdings").

                  Schroders Incorporated - .0024%, Collinson Howe Venture Partners - 7%, Jeffrey J. Collinson - 7%, Indian Chase, Inc.
                  - .0003%

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                   Not Applicable.

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Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Date: February 8, 1999

BIOTECHNOLOGY INVESTMENT GROUP, L.L.C.

By: /s/ Jeffrey J. Collinson
       Jeffrey J. Collinson, President of the Managing Member


SCHRODERS INCORPORATED

By: /s/ Jeffrey J. Collinson
       Jeffrey J. Collinson, Attorney-in-Fact


COLLINSON HOWE VENTURE PARTNERS, INC.

By:/s/ Jeffrey J. Collinson
      Jeffrey J. Collinson, President

JEFFREY J. COLLINSON

By: /s/   Jeffrey J. Collinson

INDIAN CHASE, INC.

By: /s/   Jeffrey J. Collinson
       Jeffrey J. Collinson, President